

MAIL STOP 7010

September 19, 2007

Shunqing Zhang
President and Chief Executive Officer
China Gengsheng Minerals, Inc.
c/o No. 88 Gengsheng Road,
Dayugou Town, Gongyi, Henan,
People's Republic of China 451271

RE: China Gengsheng Minerals, Inc.
        Registration Statement on Form S-1
        File No. 333-134053
        Amended August 24, 2007

Dear Mr. Zhang:

    We have reviewed your amended filing and have the following comments. Feel free to call
us at the telephone numbers listed at the end of this letter.

General

1. Please file the loan agreements entered into on December 30, 2006, January 12, 2007 and
    March 13, 2007 as exhibits.

Prospectus Summary

2. We note your revised disclosure in the Business section in response to comment 2 of our
    June 11, 2007 letter. Please disclose this information in the summary section.

3. The information regarding your April 25, 2007 private placement and escrow agreements
    that you deleted appears to be material. Please revise to include this information.

4. Please delete the statement that you cannot guarantee nor independently verify information
    from the third parties since you are responsible for all statements in the prospectus.

5. It is inappropriate to direct investors to a third party website for information. Please delete
    the references to the Almatis, NHCL and ZGNX websites here and elsewhere in the
    prospectus and instead summarize the information wish to relay to investors and state that it
    is based upon information from these sources.

6. Please provide us supplementally with the chart depicting your organizational structure since it is not available via EDGAR.

Use of Proceeds

7. Please disclose the intended use of proceeds that you will receive upon exercise of the warrants.

Our Competition and Our Market Position
Fracture Proppants

8. We reference the last two sentences of this section. Please note that it is inappropriate to provide financial statement guidance in a registration statement unless you provide detailed support for the basis for this future performance and provide risk factor disclosure about your ability to meet the guidance. Please either revise your disclosure to provide a detailed basis for the statements and risk factor disclosure or otherwise delete the statements.

Executive Compensation

9. Your disclosure suggests that performance targets used to determine bonus compensation for 2007 has been determined. Provide a quantitative disclosure of these targets or provide a supplemental analysis as to why these targets may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K. We remind you that the Compensation Discussion and Analysis should address these specific actions regarding executive compensation that were taken after the end of your last fiscal year in greater detail. Please give adequate consideration to Instruction 2 to Item 402(b) in fashioning your disclosure pursuant to the item requirement. See Section II.B.1 of Commission Release 33-8732A. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

China Gengsheng Minerals, Inc. Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets, page Q-2

10. Please revise to explain the nature of the line item titled "bills payable" and any significant transactions that occurred during the six month period ended June 30, 2007, resulting in the balance of approximately $5.2 million.

Condensed Consolidated Statements of Cash Flows, page Q-5

11. Please revise your filing to reconcile your net income to net cash flows from operating activities for all periods presented. Refer to paragraph 28 of SFAS 95. In addition, the

change in bank loans and non-interest-bearing loans does not appear to reconcile to the change in these accounts according to your balance sheet. Please revise as necessary or tell us the reason for the differences.

12. You disclosed in the financing section of your statement of cash flows that you received cash proceeds from the issuance of shares of $8,495,690. However, the related cash proceeds disclosures on pages 6 and 13 do not reconcile with the proceeds received amount in your statements of cash flows. Please revise as necessary or reconcile for us the cash proceeds received from the issuance of shares in your statement of cash flows and the related disclosures in the footnotes to the financial statements.

Powersmart Holdings Limited Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-7

13. We have reviewed your response to prior comment 31. The net cash flows provided by operating activities in 2006 does not reconcile with the sum of cash flows from operations line items. In addition, the change in trade payables does not reconcile to the change in trade payable balance sheet amounts after factoring in the accounts payable that are non-cash investing activities. Please revise as necessary.

Closing Comments

You may contact Gus Rodriguez at (202) 551-3752 or Lisa Haynes at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 or the undersigned Legal Branch Chief at (202) 551-37767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

CC: Louis A. Bevilacqua, Esq.
          (202) 508-4321